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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 14A
                            SCHEDULE 14A INFORMATION

                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
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        14a-6(e)(2))
[ ]     Definitive Proxy Statement
[ ]     Definitive Additional Materials
[X]     Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                               WEIS MARKETS, INC.
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                (Name of Registrant as Specified In Its Charter)



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     (Name of Person(s) Filing Proxy Statement if other than the Registrant)


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                  computed pursuant to Exchange Act Rule 0-11 (Set forth the
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WEIS MARKETS INC.                                    1000 S. 2nd Street
                                                     Sunbury, Pennsylvania 17801
                                                     Phone 570-286-3636
                                                     Fax 570-286-3692

PRESS RELEASE

Contact: Dennis V. Curtin                                  FOR IMMEDIATE RELEASE
Phone: (570) 286-3636                                      December 8, 1999
E-Mail: DCurtin934@aol.com


                    WEIS MARKETS RESPONDS TO DISSIDENT GROUP

         SUNBURY, Pa., Dec. 8 /PRNewswire/ -- In response to a statement issued today by the heirs of Sigfried Weis and a lawyer for an affiliated trust, WEIS MARKETS commented:

         "Under the company's by-laws, WEIS MARKETS is obligated to hold a special meeting of shareholders before the end of February. That meeting will be held in the context of the process we have put in place to proceed in a thoughtful and deliberate manner, together with our financial and legal advisors. The special BOARD committee we announced yesterday is the first step in that process.

         "We will not be rushed into setting specific record and meeting dates to accommodate the dissident group's timetable. We will announce those dates in an appropriate and timely manner as we work to serve the best interests of all our shareholders as well as our employees and the communities we serve."

                                      # # #

CERTAIN ADDITIONAL INFORMATION: The following persons may be deemed to be "participants" in a solicitation opposing the proposals of the dissident group:
Weis Markets, Inc.; Robert F. Weis (Chairman of the Board and Treasurer of the Company); Norman S. Rich (Director and President of the Company); William R. Mills (Director, Vice President Finance and Secretary of the Company); Jonathan
H. Weis (Director and Vice President Property Management and Development of the Company); and Richard E. Shulman (Director of the Company). As of November 30, 1999, Robert Weis may be deemed to beneficially own 12,764,153 shares of the Company's common stock; Mr. Rich may be deemed to beneficially own 64,543 shares of the Company's common stock; Mr. Mills may be deemed to beneficially own 11,000 shares of the Company's common stock; Jonathan Weis may be deemed to beneficially own 87,563 shares of the Company's common stock; and Mr. Shulman may be deemed to beneficially own 222 shares of the Company's common stock.